Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

Sophisticated investors don't typically park their cash in high-yield savings accounts. Instead, when they want yield, they turn to one of the fastest-growing asset classes for institutional investors: private credit.

These private credit strategies were once reserved exclusively for wealthy institutional investors, but now they are available to investors of all sizes thanks to the Fundrise Income Fund, which has more than $600 million invested and a 7.97% distribution rate.

With most traditional savings yields falling, it's no wonder why sophisticated institutional and individual investors are turning to higher-yielding asset classes like Private credit.

Visit Fundrise.com/SHOW to invest in the Fundrise Income Fund in just minutes.

The Fund's total return in 2025 was 8%, and the average annual total return since inception is 7.8%. Past performance does not guarantee future results. Current distribution rate as of 12/31/2025. Carefully consider the investment material before investing, including objectives, risks, charges, and expenses. This and other information can be found in the Income Fund's prospectus at Fundrise.com/Income.This is a paid advertisement.